               		     SECURITIES AND EXCHANGE COMMISSION
 			                        Washington, DC 20549


                         				SCHEDULE 13D
		               Under the Securities Exchange Act of 1934


                  			    (Amendment No.        )

                 		  National Surgery Centers, Inc.
			                       (Name of Issuer)
                            Common Stock
			                  (Title of Class of Securities)

                      				  638044107
		                      		(CUSIP Number)

      	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	             115 South Jefferson Road, Whippany, NJ 07981
			                      (973) 739-2202
	            	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      		   July 21, 1998
           	(Date of Event which Requires Filing of this Statement)


     	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

     	Check the following box if a fee is being paid with this statement
[ ] . (A fee is not required only if the reporting person: 1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO.  638044107

                                				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO.  INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                     (a) [  ]
	             (b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC, PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)(e):
			[  ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                		7       SOLE VOTING POWER:

                       			939,278

                		8       SHARED VOTING POWER:

                       			110,733

	                	9       SOLE DISPOSITIVE POWER:

                       			939,278

	                	10      SHARED DISPOSITIVE POWER:

                        	 110,733

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                       		        1,050,011

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                       			  5.6

14      TYPE OF REPORTING PERSON*:
       	BD

              			See Instructions Before Filling Out!

                       					SCHEDULE 13D

Item 1: Security and Issuer

	(a)     Title and Class:        Common Stock

	(b)     Name and address:       National Surgery Centers, Inc.
                             		  30 South Wacker Drive
					                            Chicago, IL  60606



Item 2: Identity and Background Identity

	(a)  Name:  Bear, Stearns & Co. Inc. ("Bear Stearns")
 (b)  Place of Organization:     Delaware

	(c)(i)   Principal Business:    Securities Broker/Dealer
	   (ii)  Address:               245 Park Avenue
                            		New York, NY 10167

    	The following information with respect to each executive officer and director of Bear Stearns is set forth on Appendix I hereto: (i) name,
(ii) business address, and (iii) principal occupation or employment.

	(d)  None

	(e)  See Appendix II

	(f)  See Appendix I

Item 3:  Source and Amount of Funds or Other Consideration

    	Working capital of Bear Stearns and personal funds of discretionary accounts. The aggregate purchase price of the 2,298,531 shares of Common Stock was approximately $68,955,930.

Item 4:  Purpose of Transaction

    	Bear Stearns has acquired the Common Stock of National Surgery Centers, Inc. in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities.
  Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.

    	Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

                 				     SCHEDULE 13D



Item 5: Interest in Securities of the Issuer as of 7/21/98

  (a)     Number:                                                   1,050,011
       	  Percentage:                                                   5.6

  (b)     1. Sole power to vote or to direct the vote:               939,278
       	  2. Shared power to vote or to direct the vote:             110,733
          3. Sole power to dispose or to direct the disposition:     939,278
       	  4. Shared power to dispose or to direct the disposition:   110,733

  (c) Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

  (d)     Inapplicable.

  (e)     Inapplicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

       	None

Item 7: Material to be Filed as Exhibits:

       	None

Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated: 7/29/98                                    BEAR, STEARNS & CO. INC.


                                           	By:    /s/
					        Barry J. Cohen
                                             	Senior Managing Director







                          		 APPENDIX I
      DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.


       Name                 Principal Occupation or Employment

  Alan C. Greenberg         Chairman of the Board and Director

  James E. Cayne            President, Chief Executive Officer and Director

  Alan D. Schwartz          Executive Vice President and Director

  Warren J. Spector         Executive Vice President and Director

  Michael L. Tarnopol       Executive Vice President and Director

  John L. Knight            Director

  John H. Slade             Director Emeritus

  Kenneth L. Edlow          Secretary

  Samuel L. Molinaro, Jr.   Chief Financial Officer

  Michael J. Abatemarco     Controller and Assistant Secretary

  Michael Minikes           Treasurer

  Frederick B. Casey        Assistant Treasurer

  Mark E. Lehman            Executive Vice President, General Counsel and
                     			    Director

  William J. Montgoris      Chief Operating Officer



     	John L. Knight is a citizen of the United Kingdom and his business address is One Canada Square London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear, Stearns & Co. Inc. is a wholly-owned subsidiary of The Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.











                  APPENDIX II                           Page 7
                  BEAR, STEARNS & CO. INC.


                   National Surgery Centers Inc.

Trading from 7/22/98 through 7/24/98

		(Various Firm Accounts)

         ***** 07/21 *****
108,982  NATIONAL SURGERY CENTERS INC   32.2592     3,515,672.13

110,000  NATIONAL SURGERY CENTERS INC   32.2528     3,547,808.00

    200- NATIONAL SURGERY CENTERS INC   32.3750         6,474.78-
    900- NATIONAL SURGERY CENTERS INC   32 7/16        29,192.77-
  1,000- NATIONAL SURGERY CENTERS INC   32.3750        32,373.92-
  1,000- NATIONAL SURGERY CENTERS INC   32.3125        32,311.42-
  1,000- NATIONAL SURGERY CENTERS INC   32.2500        32,248.92-
  1,000- NATIONAL SURGERY CENTERS INC   32.2500        32,248.92-
  1,000- NATIONAL SURGERY CENTERS INC   32.3750        32,373.92-
  1,000- NATIONAL SURGERY CENTERS INC   32 1/8         32,123.92-
  1,000- NATIONAL SURGERY CENTERS INC   32 1/8         32,123.92-
  1,000- NATIONAL SURGERY CENTERS INC   32 7/16        32,436.41-
  3,000- NATIONAL SURGERY CENTERS INC   32 1/4         96,746.77-
 3,000- NATIONAL SURGERY CENTERS INC   31.5000        94,496.85-
 3,800- NATIONAL SURGERY CENTERS INC   32.2500       122,545.91-
 4,000- NATIONAL SURGERY CENTERS INC   32 1/4        128,995.70-
 4,970- NATIONAL SURGERY CENTERS INC   32 1/2        161,519.61-
 5,000- NATIONAL SURGERY CENTERS INC   32.5000       162,494.58-
 5,000- NATIONAL SURGERY CENTERS INC   32.3750       161,869.60-
 5,000- NATIONAL SURGERY CENTERS INC   32.3125       161,557.11-
 5,000- NATIONAL SURGERY CENTERS INC   32.3750       161,869.60-
 5,000- NATIONAL SURGERY CENTERS INC   32.2500       161,244.62-
 5,000- NATIONAL SURGERY CENTERS INC   32 1/8        160,619.64-
15,000- NATIONAL SURGERY CENTERS INC   32.5000       487,483.75-
15,000- NATIONAL SURGERY CENTERS INC   32.3400       485,083.83-

70,000- NATIONAL SURGERY CENTERS INC   32.3890     2,267,154.42-
6,209  NATIONAL SURGERY CENTERS INC   32.2400       200,178.16

1,000  NATIONAL SURGERY CENTERS INC   32.3400        32,340.00
                    ***** 07/20 *****
100,000  NATIONAL SURGERY CENTERS INC   32.3125     3,231,250.00

475,000  NATIONAL SURGERY CENTERS INC   32.2066    15,298,135.00

     50- NATIONAL SURGERY CENTERS INC   32 1/2          1,624.94-
    100- NATIONAL SURGERY CENTERS INC   32 1/2          3,249.89-
    200- NATIONAL SURGERY CENTERS INC   32 1/2          6,499.78-
    500- NATIONAL SURGERY CENTERS INC   32.4375        16,218.20-
    500- NATIONAL SURGERY CENTERS INC   32 1/8         16,061.96-
    700- NATIONAL SURGERY CENTERS INC   32             22,399.25-
    700- NATIONAL SURGERY CENTERS INC   32 1/8         22,486.75-
  1,000- NATIONAL SURGERY CENTERS INC   31 7/8         31,873.93-
  1,000- NATIONAL SURGERY CENTERS INC   32             31,998.93-
  1,000- NATIONAL SURGERY CENTERS INC   32             31,998.93-
  1,000- NATIONAL SURGERY CENTERS INC   32             31,998.93-
1,000- NATIONAL SURGERY CENTERS INC   32 1/8         32,123.92-
1,000- NATIONAL SURGERY CENTERS INC   32 1/8         32,123.92-
1,000- NATIONAL SURGERY CENTERS INC   32 1/8         32,123.92-
1,000- NATIONAL SURGERY CENTERS INC   32 1/8         32,123.92-
1,000- NATIONAL SURGERY CENTERS INC   32 1/4         32,248.92-
1,000- NATIONAL SURGERY CENTERS INC   32 1/4         32,248.92-
1,000- NATIONAL SURGERY CENTERS INC   32 1/4         32,248.92-
1,000- NATIONAL SURGERY CENTERS INC   32 1/2         32,498.91-
1,000- NATIONAL SURGERY CENTERS INC   32 1/2         32,498.91-
1,000- NATIONAL SURGERY CENTERS INC   32 1/2         32,498.91-
1,000- NATIONAL SURGERY CENTERS INC   32 1/2         32,498.91-
1,000- NATIONAL SURGERY CENTERS INC   32 1/2         32,498.91-
1,000- NATIONAL SURGERY CENTERS INC   32 1/2         32,498.91-
1,000- NATIONAL SURGERY CENTERS INC   32 5/8         32,623.91-
1,500- NATIONAL SURGERY CENTERS INC   32.3750        48,560.88-
 1,500- NATIONAL SURGERY CENTERS INC   32.3750        48,560.88-
 1,900- NATIONAL SURGERY CENTERS INC   32             60,797.97-
 2,000- NATIONAL SURGERY CENTERS INC   32 1/2         64,997.83-
 2,000- NATIONAL SURGERY CENTERS INC   32 1/2         64,997.83-
 2,000- NATIONAL SURGERY CENTERS INC   32.5000        64,997.83-
 2,500- NATIONAL SURGERY CENTERS INC   32.4375        81,091.04-
 2,500- NATIONAL SURGERY CENTERS INC   32.4375        81,091.04-
 2,500- NATIONAL SURGERY CENTERS INC   32 1/8         80,309.82-
 3,500- NATIONAL SURGERY CENTERS INC   32.4375       113,527.46-
 3,500- NATIONAL SURGERY CENTERS INC   32.3750       113,308.72-
 3,500- NATIONAL SURGERY CENTERS INC   32.3750       113,308.72-
 4,000- NATIONAL SURGERY CENTERS INC   32.3750       129,495.68-
 5,000- NATIONAL SURGERY CENTERS INC   32.3750       161,869.60-
10,000- NATIONAL SURGERY CENTERS INC   32.2500       322,489.25-
 35,000- NATIONAL SURGERY CENTERS INC   32.4375     1,135,274.65-

 50,000- NATIONAL SURGERY CENTERS INC   32.2400     1,611,946.26-

209,000- NATIONAL SURGERY CENTERS INC   32.2989     6,750,245.08-

                    ***** 07/17 *****
  1,000  NATIONAL SURGERY CENTERS INC   31 1/8         31,125.00
  3,000  NATIONAL SURGERY CENTERS INC   31 1/4         93,750.00
  4,000  NATIONAL SURGERY CENTERS INC   31 1/2        126,000.00
 30,000  NATIONAL SURGERY CENTERS INC   31 11/16      950,625.00

 28,500- NATIONAL SURGERY CENTERS INC   31 13/16      906,626.02-
                   ***** 07/16 *****
 5,000  NATIONAL SURGERY CENTERS INC   30 3/4        153,750.00
 5,000  NATIONAL SURGERY CENTERS INC   30 3/4        153,750.00
 5,000  NATIONAL SURGERY CENTERS INC   30 3/4        153,750.00
 5,000  NATIONAL SURGERY CENTERS INC   30 3/4        153,750.00
15,000- NATIONAL SURGERY CENTERS INC   30.8300       462,434.58-

                   ***** 07/10 *****
50,000  NATIONAL SURGERY CENTERS INC   30 13/16    1,540,625.00

 1,000- NATIONAL SURGERY CENTERS INC   30 7/8         30,873.97-
                   ***** 07/09 *****
 1,000  NATIONAL SURGERY CENTERS INC   30 1/8         30,125.00
 1,000  NATIONAL SURGERY CENTERS INC   30.3125        30,312.50
 2,000  NATIONAL SURGERY CENTERS INC   30 1/4         60,500.00
 2,000  NATIONAL SURGERY CENTERS INC   30.3125        60,625.00

  3,000  NATIONAL SURGERY CENTERS INC   30.3125        90,937.50
 15,000  NATIONAL SURGERY CENTERS INC   30 7/16       456,562.50
218,250  NATIONAL SURGERY CENTERS INC   30.3176     6,616,816.20

    200- NATIONAL SURGERY CENTERS INC   30 3/8          6,074.79-
    400- NATIONAL SURGERY CENTERS INC   30 1/2         12,199.59-
    400- NATIONAL SURGERY CENTERS INC   30 1/2         12,199.59-
    400- NATIONAL SURGERY CENTERS INC   30 1/2         12,199.59-
    600- NATIONAL SURGERY CENTERS INC   30 1/2         18,299.39-
  1,000- NATIONAL SURGERY CENTERS INC   30 1/4         30,248.99-
  1,000- NATIONAL SURGERY CENTERS INC   30 5/16        30,311.48-
  1,000- NATIONAL SURGERY CENTERS INC   30 7/16        30,436.48-
  1,000- NATIONAL SURGERY CENTERS INC   30 7/16        30,436.48-
  1,000- NATIONAL SURGERY CENTERS INC   30 1/2         30,498.98-
  1,000- NATIONAL SURGERY CENTERS INC   30 1/2         30,498.98-
 1,000- NATIONAL SURGERY CENTERS INC   30 1/2         30,498.98-
 1,000- NATIONAL SURGERY CENTERS INC   30 1/2         30,498.98-
 1,000- NATIONAL SURGERY CENTERS INC   30 3/4         30,748.97-
 1,000- NATIONAL SURGERY CENTERS INC   30 3/8         30,373.98-
 1,400- NATIONAL SURGERY CENTERS INC   30 1/2         42,698.57-
 2,000- NATIONAL SURGERY CENTERS INC   30 3/8         60,747.97-
 5,000- NATIONAL SURGERY CENTERS INC   30 3/16       150,932.46-
15,000- NATIONAL SURGERY CENTERS INC   30 1/2        457,484.75-

17,000- NATIONAL SURGERY CENTERS INC   30.3560       516,034.80-

30,000- NATIONAL SURGERY CENTERS INC   30.3017       909,020.69-

30,000- NATIONAL SURGERY CENTERS INC   30.1875       905,594.81-
 50,000- NATIONAL SURGERY CENTERS INC   30.4774     1,523,819.20-

  2,000- NATIONAL SURGERY CENTERS INC   30.2700        60,537.98-

2,203  NATIONAL SURGERY CENTERS INC   30.3560        66,874.27

                  ***** 07/02 *****
  855  NATIONAL SURGERY CENTERS INC   29.5500        25,265.25

                  ***** 07/08 *****
    700  NATIONAL SURGERY CENTERS INC   30             21,000.00
  1,000  NATIONAL SURGERY CENTERS INC   30.0625        30,062.50
  4,300  NATIONAL SURGERY CENTERS INC   30            129,000.00
  5,000  NATIONAL SURGERY CENTERS INC   30            150,000.00
  6,000  NATIONAL SURGERY CENTERS INC   30 3/16       181,125.00
 25,000  NATIONAL SURGERY CENTERS INC   30 1/8        753,125.00

165,000  NATIONAL SURGERY CENTERS INC   30.0170     4,952,805.00
                  ***** 07/08 *****
  300- NATIONAL SURGERY CENTERS INC   30 5/16         9,093.44-
  400- NATIONAL SURGERY CENTERS INC   30 1/16        12,024.59-
  600- NATIONAL SURGERY CENTERS INC   30 1/4         18,149.39-
  800- NATIONAL SURGERY CENTERS INC   30 1/4         24,199.19-
  900- NATIONAL SURGERY CENTERS INC   30 5/16        27,280.34-
1,000- NATIONAL SURGERY CENTERS INC   30.1875        30,186.49-
1,000- NATIONAL SURGERY CENTERS INC   30.1875        30,186.49-
1,000- NATIONAL SURGERY CENTERS INC   30.1875        30,186.49-
1,000- NATIONAL SURGERY CENTERS INC   30.1875        30,186.49-
1,000- NATIONAL SURGERY CENTERS INC   30.1875        30,186.49-
3,000- NATIONAL SURGERY CENTERS INC   30.2500        90,746.97-
3,000- NATIONAL SURGERY CENTERS INC   30.2500        90,746.97-
5,000- NATIONAL SURGERY CENTERS INC   30.2500       151,244.95-
5,000- NATIONAL SURGERY CENTERS INC   30.2500       151,244.95-
5,000- NATIONAL SURGERY CENTERS INC   30.2500       151,244.95-
                    ***** 07/08 *****
 10,000- NATIONAL SURGERY CENTERS INC   30 1/4        302,489.91-

 20,000- NATIONAL SURGERY CENTERS INC   30.0625       601,229.95-

150,000- NATIONAL SURGERY CENTERS INC   30.1428     4,521,269.28-

                    ***** 07/07 *****
110,000  NATIONAL SURGERY CENTERS INC   29.9318     3,292,498.00

  1,000- NATIONAL SURGERY CENTERS INC   30 3/16        30,186.49-
  1,000- NATIONAL SURGERY CENTERS INC   30 1/16        30,061.49-
  5,000- NATIONAL SURGERY CENTERS INC   29.9718       149,854.00-

 10,000- NATIONAL SURGERY CENTERS INC   30 1/8        301,239.95-
                   ***** 07/07 *****
10,000- NATIONAL SURGERY CENTERS INC   30 1/16       300,614.97-

20,000- NATIONAL SURGERY CENTERS INC   30            599,980.00-

30,000- NATIONAL SURGERY CENTERS INC   30.0813       902,408.91-

                   ***** 07/06 *****
75,000  NATIONAL SURGERY CENTERS INC   29.4667     2,210,002.50

 1,000- NATIONAL SURGERY CENTERS INC   29 1/2         29,499.01-
 2,000- NATIONAL SURGERY CENTERS INC   29 1/2         58,998.03-
 3,000- NATIONAL SURGERY CENTERS INC   29 1/2         88,497.05-
 3,000- NATIONAL SURGERY CENTERS INC   29 1/2         88,497.05-
 4,000- NATIONAL SURGERY CENTERS INC   29 1/2        117,996.06-
                   ***** 07/02 *****
 1,000  NATIONAL SURGERY CENTERS INC   29 1/2         29,500.00
 2,000  NATIONAL SURGERY CENTERS INC   29.5000        59,000.00
43,000  NATIONAL SURGERY CENTERS INC   29 1/2      1,268,500.00

   200- NATIONAL SURGERY CENTERS INC   29.6250         5,924.80-
 5,000- NATIONAL SURGERY CENTERS INC   29.5625       147,807.57-
                   ***** 07/02 *****
 4,000- NATIONAL SURGERY CENTERS INC   29.5500       118,196.06-

20,000- NATIONAL SURGERY CENTERS INC   29 5/8        592,480.25-

                   ***** 07/01 *****
 1,000  NATIONAL SURGERY CENTERS INC   29 1/2         29,500.00
30,000  NATIONAL SURGERY CENTERS INC   29.5208       885,624.00

 1,000- NATIONAL SURGERY CENTERS INC   29.6875        29,686.51-
 1,000- NATIONAL SURGERY CENTERS INC   29.6875        29,686.51-
 1,000- NATIONAL SURGERY CENTERS INC   29.6875        29,686.51-
 1,000- NATIONAL SURGERY CENTERS INC   29.6875        29,686.51-
 1,000- NATIONAL SURGERY CENTERS INC   29.6875        29,686.51-
25,000- NATIONAL SURGERY CENTERS INC   29 5/8        740,600.31-
                   ***** 06/30 *****
50,800  NATIONAL SURGERY CENTERS INC   29.2500     1,485,900.00

 1,900- NATIONAL SURGERY CENTERS INC   29.2500        55,573.14-
 5,000- NATIONAL SURGERY CENTERS INC   29.3750       146,870.10-
 5,000- NATIONAL SURGERY CENTERS INC   29.3750       146,870.10-
40,000- NATIONAL SURGERY CENTERS INC   29 3/8      1,174,960.83-

 2,000- NATIONAL SURGERY CENTERS INC   29.2700        58,538.05-

                   ***** 06/29 *****
    50  NATIONAL SURGERY CENTERS INC   29 5/16         1,465.63
   800  NATIONAL SURGERY CENTERS INC   29 3/16        23,350.00
                   ***** 06/26 *****
    45  NATIONAL SURGERY CENTERS INC   29 3/8          1,321.88
   954  NATIONAL SURGERY CENTERS INC   29 3/8         28,023.75
                   ***** 06/26 *****
 5,000  NATIONAL SURGERY CENTERS INC   29 3/8        146,875.00
 5,000  NATIONAL SURGERY CENTERS INC   29 3/8        146,875.00
10,000  NATIONAL SURGERY CENTERS INC   29 3/8        293,750.00
                   ***** 06/25 *****
   400  NATIONAL SURGERY CENTERS INC   29.2500        11,700.00
 1,000  NATIONAL SURGERY CENTERS INC   29.3750        29,375.00
 1,000  NATIONAL SURGERY CENTERS INC   29.3750        29,375.00
 1,000  NATIONAL SURGERY CENTERS INC   29 1/4         29,250.00
 1,000  NATIONAL SURGERY CENTERS INC   29 1/4         29,250.00
 1,000  NATIONAL SURGERY CENTERS INC   29.2500        29,250.00
 1,000  NATIONAL SURGERY CENTERS INC   29.2500        29,250.00
 1,000  NATIONAL SURGERY CENTERS INC   29.3125        29,312.50
 1,000  NATIONAL SURGERY CENTERS INC   29 1/2         29,500.00
 1,000  NATIONAL SURGERY CENTERS INC   29 1/2         29,500.00
 1,000  NATIONAL SURGERY CENTERS INC   29 1/2         29,500.00
 1,600  NATIONAL SURGERY CENTERS INC   29.2500        46,800.00
 2,000  NATIONAL SURGERY CENTERS INC   29.3750        58,750.00
 2,000  NATIONAL SURGERY CENTERS INC   29.2500        58,500.00
 2,000  NATIONAL SURGERY CENTERS INC   29.3125        58,625.00
 3,000  NATIONAL SURGERY CENTERS INC   29.3750        88,125.00
 3,000  NATIONAL SURGERY CENTERS INC   29.3750        88,125.00
 3,000  NATIONAL SURGERY CENTERS INC   29 1/4         87,750.00
 3,000  NATIONAL SURGERY CENTERS INC   29 3/8         88,125.00
 2,000- NATIONAL SURGERY CENTERS INC   29 1/2         58,998.03

28,000- NATIONAL SURGERY CENTERS INC   29.3819       822,665.77

                   ***** 06/24 *****
5,000  NATIONAL SURGERY CENTERS INC   28 7/8        144,375.00
 2,000- NATIONAL SURGERY CENTERS INC   28 3/4         57,498.08-

                   ***** 06/22 *****
 1,000- NATIONAL SURGERY CENTERS INC   29 1/8         29,124.02-
                   ***** 06/18 *****
 2,000- NATIONAL SURGERY CENTERS INC   28 7/8         57,748.07-

                   ***** 06/17 *****
 1,000  NATIONAL SURGERY CENTERS INC   28.5000        28,500.00
 1,000  NATIONAL SURGERY CENTERS INC   28.5000        28,500.00
 1,000  NATIONAL SURGERY CENTERS INC   28.5000        28,500.00
 1,000  NATIONAL SURGERY CENTERS INC   28.5000        28,500.00
 2,000  NATIONAL SURGERY CENTERS INC   28.5000        57,000.00
 4,000  NATIONAL SURGERY CENTERS INC   28.5000       114,000.00
10,000  NATIONAL SURGERY CENTERS INC   28 5/8        286,250.00
25,000  NATIONAL SURGERY CENTERS INC   28 5/8        715,625.00
25,000  NATIONAL SURGERY CENTERS INC   28 5/8        715,625.00
30,000  NATIONAL SURGERY CENTERS INC   28 5/8        858,750.00
                   ***** 06/16 *****
 1,000  NATIONAL SURGERY CENTERS INC   28 1/4         28,250.00
 1,000  NATIONAL SURGERY CENTERS INC   28 1/2         28,500.00
 1,000  NATIONAL SURGERY CENTERS INC   28 1/2         28,500.00
 1,000  NATIONAL SURGERY CENTERS INC   28 3/8         28,375.00
 3,000  NATIONAL SURGERY CENTERS INC   28.3125        84,937.50
 7,000  NATIONAL SURGERY CENTERS INC   28 1/2        199,500.00
65,000  NATIONAL SURGERY CENTERS INC   28.2981     1,839,376.50

25,000- NATIONAL SURGERY CENTERS INC   28.3900       709,726.34-
                   ***** 06/15 *****
 1,000  NATIONAL SURGERY CENTERS INC   27 3/4         27,750.00
 1,000  NATIONAL SURGERY CENTERS INC   27 3/4         27,750.00
 1,000  NATIONAL SURGERY CENTERS INC   27.8750        27,875.00
10,000  NATIONAL SURGERY CENTERS INC   28.1250       281,250.00
                   ***** 06/12 *****
 1,000  NATIONAL SURGERY CENTERS INC   28 1/4         28,250.00
 2,000  NATIONAL SURGERY CENTERS INC   28 1/4         56,500.00
 1,000- NATIONAL SURGERY CENTERS INC   28 3/16        28,186.56-
 3,000- NATIONAL SURGERY CENTERS INC   28.3033        84,907.06-

                   ***** 06/11 *****
   500  NATIONAL SURGERY CENTERS INC   28 3/8         14,187.50
 1,000  NATIONAL SURGERY CENTERS INC   28 3/8         28,375.00
                   ***** 06/09 *****
28,500  NATIONAL SURGERY CENTERS INC   28            798,000.00
                  ***** 06/09 *****
5,000- NATIONAL SURGERY CENTERS INC   28.0600       140,295.32-

                  ***** 05/27 *****
  200  NATIONAL SURGERY CENTERS INC   27 1/4          5,450.00
1,000  NATIONAL SURGERY CENTERS INC   27 1/4         27,250.00
1,500  NATIONAL SURGERY CENTERS INC   27 1/2         41,250.00
                  ***** 05/26 *****
1,000  NATIONAL SURGERY CENTERS INC   27 5/8         27,625.00
2,000- NATIONAL SURGERY CENTERS INC   28             55,998.13-

                  ***** 05/22 *****
1,000  NATIONAL SURGERY CENTERS INC   27 7/8         27,875.00
1,000  NATIONAL SURGERY CENTERS INC   27.90625       27,906.25
5,000  NATIONAL SURGERY CENTERS INC   28            140,000.00
5,000  NATIONAL SURGERY CENTERS INC   28            140,000.00
 5,000  NATIONAL SURGERY CENTERS INC   27.9375       139,687.50
10,000  NATIONAL SURGERY CENTERS INC   28            280,000.00
10,000  NATIONAL SURGERY CENTERS INC   27.9375       279,375.00
10,000  NATIONAL SURGERY CENTERS INC   27.9375       279,375.00
                   ***** 05/19 *****
 1,000  NATIONAL SURGERY CENTERS INC   27 1/2         27,500.00
 1,000  NATIONAL SURGERY CENTERS INC   27.6250        27,625.00
 3,000  NATIONAL SURGERY CENTERS INC   27.6250        82,875.00
 4,000  NATIONAL SURGERY CENTERS INC   27 3/4        111,000.00
 4,000- NATIONAL SURGERY CENTERS INC   27.6560       110,620.31-

                   ***** 05/14 *****
15,000  NATIONAL SURGERY CENTERS INC   28            420,450.00
 7,500- NATIONAL SURGERY CENTERS INC   28.1000       210,742.97-

                   ***** 05/13 *****
 1,000  NATIONAL SURGERY CENTERS INC   28.3125        28,312.50
 2,000  NATIONAL SURGERY CENTERS INC   28.3125        56,625.00
 2,000  NATIONAL SURGERY CENTERS INC   28.3125        56,625.00
                   ***** 05/12 *****
15,000  NATIONAL SURGERY CENTERS INC   28 3/8        426,075.00

 2,000  NATIONAL SURGERY CENTERS INC   28 3/8         56,750.00
 5,000  NATIONAL SURGERY CENTERS INC   28 3/8        141,875.00
 5,000  NATIONAL SURGERY CENTERS INC   28 3/8        141,875.00
 8,000  NATIONAL SURGERY CENTERS INC   28.2984       226,387.20
 1,000- NATIONAL SURGERY CENTERS INC   28 7/16        28,436.55-
 5,000- NATIONAL SURGERY CENTERS INC   28 3/8        141,870.27-
16,200- NATIONAL SURGERY CENTERS INC   28 7/16       460,672.14-

                   ***** 05/11 *****
 7,300  NATIONAL SURGERY CENTERS INC   28 13/16      210,331.25

 1,000  NATIONAL SURGERY CENTERS INC   28.7125        28,712.50

 1,000- NATIONAL SURGERY CENTERS INC   28 7/8         28,874.03-
 1,300- NATIONAL SURGERY CENTERS INC   28 7/8         37,536.24-
                   ***** 05/08 *****
50,000  NATIONAL SURGERY CENTERS INC   28 7/8      1,445,250.00


                   ***** 05/07 *****
42,000  NATIONAL SURGERY CENTERS INC   28 13/16    1,211,385.00

 1,000  NATIONAL SURGERY CENTERS INC   28 7/8         28,875.00
 2,000  NATIONAL SURGERY CENTERS INC   28 7/8         57,750.00
 2,000  NATIONAL SURGERY CENTERS INC   28 7/8         57,750.00
10,000  NATIONAL SURGERY CENTERS INC   28 7/8        288,750.00
 1,950  NATIONAL SURGERY CENTERS INC   28 3/4         56,062.50

		(Various Discretionary Accounts)
                ***** 07/21 *****
854  NATIONAL SURGERY CENTERS INC   32.2400        27,532.96

15,255  NATIONAL SURGERY CENTERS INC   32.2400       491,821.20

 2,458  NATIONAL SURGERY CENTERS INC   32.3400        79,491.72
913  NATIONAL SURGERY CENTERS INC   32.2400        29,435.12
 979  NATIONAL SURGERY CENTERS INC   32.2400        31,562.96
7,231  NATIONAL SURGERY CENTERS INC   32.2400       233,127.44

1,165  NATIONAL SURGERY CENTERS INC   32.3400        37,676.10
18,559  NATIONAL SURGERY CENTERS INC   32.2400       598,342.16

 5,377  NATIONAL SURGERY CENTERS INC   32.3400       173,892.18
5,000  NATIONAL SURGERY CENTERS INC   32.3400       161,700.00
        ***** 07/09 *****
423  NATIONAL SURGERY CENTERS INC   30.3560        12,840.59
5,382  NATIONAL SURGERY CENTERS INC   30.3560       163,375.99

2,551  NATIONAL SURGERY CENTERS INC   30.3560        77,438.16

6,441  NATIONAL SURGERY CENTERS INC   30.3560       195,523.00

                   ***** 07/07 *****
5,000  NATIONAL SURGERY CENTERS INC   29.9718       149,859.00
                   ***** 07/02 *****
1,011  NATIONAL SURGERY CENTERS INC   29.5500        29,875.05
                   ***** 07/02 *****
2,134  NATIONAL SURGERY CENTERS INC   29.5500        63,059.70
                   ***** 06/16 *****
25,000  NATIONAL SURGERY CENTERS INC   28.3900       709,750.00
                   ***** 06/09 *****
5,000  NATIONAL SURGERY CENTERS INC   28.0600       140,300.00